   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 1996

                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                               PRICE/COSTCO, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           33-0572969
             (State of incorporation)                    (I.R.S. Employer Identification Number)

                                 999 LAKE DRIVE
                           ISSAQUAH, WASHINGTON 98027
                                 (206) 313-8100
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                RICHARD J. OLIN
                                 VICE PRESIDENT
                               PRICE/COSTCO, INC.
                                 999 LAKE DRIVE
                           ISSAQUAH, WASHINGTON 98027
                                 (206) 313-8100
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                 DAVID R. WILSON                                     NICK P. SAGGESE
            Foster Pepper & Shefelman                      Skadden, Arps, Slate, Meagher & Flom
          1111 Third Avenue, Suite 3400                     300 South Grand Avenue, Suite 3400
            Seattle, Washington 98101                         Los Angeles, California 90071

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF            AMOUNT          OFFERING PRICE          AGGREGATE           AMOUNT OF
 SECURITIES TO BE REGISTERED     TO BE REGISTERED        PER UNIT          OFFERING PRICE      REGISTRATION FEE
Debt Securities...............     $500,000,000            100%             $500,000,000           $172,414

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 21, 1996

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED             , 1996)

                                  $300,000,000
                               PRICECOSTCO, INC.

                                   % SENIOR NOTES DUE 2001

                                   % SENIOR NOTES DUE 2016

    Interest on the    % Senior Notes  due March  , 2001 (the "Senior Notes  due
2001") and on the % Senior Notes due March , 2016 (the "Senior Notes due 2016" and, together with the Senior Notes due 2001, the "Notes") is payable semi-annually on March and September of each year, commencing September , 1996. The Notes may not be redeemed at the option of the Company at any time prior to maturity. The Senior Notes due 2016 may be redeemed, in whole or in part, at the option of the Holders thereof on March , 2003, at a redemption price equal to 100% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest. See "Description of the Notes -- Redemption at the Option of Holders of Senior Notes due 2016." The Notes do not provide for any sinking fund. The Notes are unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company.

THESE SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
      THE  PROSPECTUS. ANY REPRESENTATION              TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
                                                         UNDERWRITING
                                        PRICE TO         DISCOUNTS AND     PROCEEDS TO THE
                                        PUBLIC(1)       COMMISSIONS(2)      COMPANY(1)(3)
-------------------------------------------------------------------------------------------
Per Senior Note due 2001..........          %                  %                  %
Total.............................          $                  $                  $
Per Senior Note due 2016..........          %                  %                  %
Total.............................          $                  $                  $
-------------------------------------------------------------------------------------------

(1) PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.

(2) THE  COMPANY  HAS  AGREED  TO INDEMNIFY  THE  UNDERWRITERS  AGAINST  CERTAIN
    LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."

(3) BEFORE DEDUCTING ESTIMATED EXPENSES OF $     PAYABLE BY THE COMPANY.

    The Notes offered by this Prospectus Supplement are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to various prior conditions, including the right to reject any order in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about March , 1996.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

            J.P. MORGAN SECURITIES INC.

                    BA SECURITIES, INC.

                           CIBC WOOD GUNDY SECURITIES CORP.

                                               NATIONSBANC CAPITAL MARKETS, INC.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                              RECENT DEVELOPMENTS

    For the twelve weeks ended February 18, 1996, net sales were $4.6 billion, an increase of 9 percent from $4.2 billion in the same twelve-week period of the prior fiscal year. On a comparable warehouse basis (sales from warehouses open at least one year), sales during the second quarter increased 5 percent over the same period in the prior year.

    For the twenty-four weeks ended February 18, 1996, net sales were $8.9 billion, an increase of 9 percent from $8.2 billion in the same twenty-four-week period of the prior fiscal year. On a comparable warehouse basis, sales during this twenty-four week period increased 4 percent over the same period in the prior year.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes are estimated to be $297.0 million. Substantially all of such net proceeds will be used to redeem the outstanding 6 3/4% convertible subordinated debentures due March 1, 2001 issued by The Price Company, a wholly owned subsidiary of the Company. The aggregate redemption price of and accrued interest on all such debentures is approximately
$       , as of              , 1996. The remaining net proceeds will be used for
general corporate purposes.

                                 CAPITALIZATION

    The following table sets forth the short-term borrowings and capitalization of the Company as of November 26, 1995, and adjusted to give effect to the issuance of the Notes and the anticipated application of the estimated net proceeds thereof as set forth in "Use of Proceeds" as though it occurred on November 26, 1995.

                                                                                        NOVEMBER 26, 1995
                                                                                ----------------------------------
                                                                                     ACTUAL         AS ADJUSTED
                                                                                ----------------  ----------------
                                                                                          (IN THOUSANDS)
Short-term borrowings.........................................................  $    247,108(1)   $    240,689
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------
Long-term debt
Senior Notes offered hereby...................................................         --              300,000
7 1/8% Senior Notes due 2005..................................................       300,000           300,000
5 3/4% Convertible Subordinated Debentures due 2002...........................       300,000           300,000
6 3/4% Convertible Subordinated Debentures due 2001...........................       285,079             --
5 1/2% Convertible Subordinated Debentures due 2012...........................       179,338           179,338
Other long-term debt and capital lease obligations, net of current portion....        29,163            29,163
                                                                                ----------------  ----------------
    Total long-term debt......................................................  $  1,093,580      $  1,108,501
Stockholders' equity
  Preferred stock, 100,000,000 shares authorized; none outstanding............         --                --
  Common stock, 900,000,000 shares authorized; 195,260,000 outstanding........         1,953             1,953
  Additional paid-in capital..................................................       304,895           304,895
  Accumulated foreign currency translation adjustment.........................       (54,830)          (54,830)
  Retained earnings...........................................................     1,326,645         1,322,258(2)
                                                                                ----------------  ----------------
Total stockholders' equity....................................................     1,578,663         1,574,276
                                                                                ----------------  ----------------
    Total capitalization......................................................  $  2,672,243      $  2,682,777
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

------------------------
(1) The Company had outstanding short-term borrowings of approximately $235.6 million at February 18, 1996.

(2) The early extinguishment of the 6 3/4% convertible subordinated debentures will result in an after tax extraordinary loss of approximately $4.4 million resulting from payment of the redemption premium, the unamortized portion of the issuance costs on the debentures to be redeemed and the costs of this transaction.

                     SELECTED FINANCIAL AND OPERATING DATA
         (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AND OPERATING DATA)

    The selected consolidated financial information of the Company presented in the table below for each of the last five fiscal years and the balance sheet data as of the end of each such year has been derived from audited consolidated financial statements included in the documents incorporated by reference in the accompanying Prospectus. The selected consolidated financial information of the Company presented in the table below for the 12 weeks ended November 20, 1994 and November 26, 1995 is unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results for such periods, have been included. The results of operations for the 12 weeks ended November 26, 1995 may not be indicative of results of operations to be expected for the full year. The table should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended September 3, 1995 and the Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 1995 incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                                                             12 WEEKS
                                                                                                              ENDED
                                                                                                           ------------
                                                                                                           NOVEMBER 20,
                                                                                                               1994
                                                                FISCAL YEARS(1)                            ------------
                                       ------------------------------------------------------------------
                                           1991         1992        1993         1994           1995       (UNAUDITED)
                                       ------------  ----------  ----------  -------------  -------------
Income Statement Data
  Net sales..........................   $11,813,509  $13,820,380 $15,154,685 $16,160,911     $17,905,926    $3,943,718
  Gross profit(2)....................    1,057,686    1,254,917   1,403,532    1,498,020       1,680,078       366,274
  Membership fees and other..........      228,742      276,998     309,129      319,732         341,360        86,205
  Operating expenses(3)..............      952,259    1,156,493   1,347,832    1,457,613       1,588,106       357,169
  Operating income...................      334,169      375,422     364,829      360,139         433,332        95,310
  Other income (expense)(4)..........        7,872       (6,567)    (28,366)     (36,584)        (65,128)      (13,060)
  Provision for merger and
   restructuring expenses(5).........       --           --          --         (120,000)        --             --
  Income from continuing
   operations........................   $  207,293   $  223,022  $  202,843  $   110,898     $   217,241    $   48,527
    Discontinued operations (6)
      Income (loss), net of tax......       11,566       19,385      20,404      (40,766)        --             --
      Loss on disposal...............       --           --          --         (182,500)        (83,363)       --
  Net income (loss)..................   $  218,859   $  242,407  $  223,247  $  (112,368)    $   133,878    $   48,527
  Income (loss) per common and common
   equivalent share (fully
   diluted)..........................
    Continuing operations............   $      .93   $      .98  $      .92  $       .51(5)  $      1.05    $      .22
    Discontinued operations (6)
      Income (loss) net of tax.......          .05          .08         .08         (.19)        --             --
      Loss on disposal...............       --           --          --             (.83)           (.37)       --
                                       ------------  ----------  ----------  -------------  -------------  ------------
    Net income (loss)................   $      .98   $     1.06  $     1.00  $      (.51)    $       .68    $      .22
                                       ------------  ----------  ----------  -------------  -------------  ------------
                                       ------------  ----------  ----------  -------------  -------------  ------------
  Ratio of earnings to fixed
   charges(7)........................          8.0          6.6         5.2          3.3(8)          4.5(9)         4.7
Operating Data
  Warehouses open at end of period...          140          170         200          221             240           228
  Comparable warehouse sales increase
   (decrease) (10)...................           10%           6%         (3)%          (3)%            2%            1%


                                                                                                           NOVEMBER 26,
                                                                                                               1995
                                       SEPTEMBER 1,  AUGUST 30,  AUGUST 29,   AUGUST 28,    SEPTEMBER 3,   ------------
                                           1991         1992        1993         1994           1995          ACTUAL
                                       ------------  ----------  ----------  -------------  -------------  ------------
Balance Sheet Data
  Working capital (deficit)..........   $  304,703   $  281,592  $  127,312  $  (113,009)    $     9,381    $  (44,934)
  Total assets.......................    2,986,094    3,576,543   3,930,799    4,235,659       4,437,419     4,925,472
  Long-term debt (11)................      500,440      813,976     812,576      795,492       1,094,615     1,093,580
  Stockholders' equity (12)..........    1,429,703    1,593,943   1,796,728    1,684,960       1,530,744     1,578,663


                                        NOVEMBER 26,
                                            1995
                                       ---------------

Income Statement Data
  Net sales..........................    $ 4,295,862
  Gross profit(2)....................        408,746
  Membership fees and other..........         87,702
  Operating expenses(3)..............        395,423
  Operating income...................        101,025
  Other income (expense)(4)..........        (16,680)
  Provision for merger and
   restructuring expenses(5).........        --
  Income from continuing
   operations........................    $    49,553
    Discontinued operations (6)
      Income (loss), net of tax......        --
      Loss on disposal...............        --
  Net income (loss)..................    $    49,553
  Income (loss) per common and common
   equivalent share (fully
   diluted)..........................
    Continuing operations............    $       .25
    Discontinued operations (6)
      Income (loss) net of tax.......        --
      Loss on disposal...............        --
                                       ---------------
    Net income (loss)................    $       .25
                                       ---------------
                                       ---------------
  Ratio of earnings to fixed
   charges(7)........................            4.2(9)
Operating Data
  Warehouses open at end of period...            243
  Comparable warehouse sales increase
   (decrease) (10)...................              3%

                                       AS ADJUSTED(13)
                                       ---------------
Balance Sheet Data
  Working capital (deficit)..........    $   (38,515)
  Total assets.......................      4,925,471
  Long-term debt (11)................      1,108,501
  Stockholders' equity (12)..........      1,574,276

                                                        (FOOTNOTES ON NEXT PAGE)

------------------------------
(1) The Company reports its financial position and results of operations utilizing a 52 or 53 week fiscal year which ends on the Sunday nearest August 31. Fiscal 1995 was a 53-week year; all other fiscal years presented were 52 weeks.

(2)  Gross profit is comprised of net sales less merchandise costs.

(3) Operating expenses include selling, general and administrative expenses, preopening expenses and provision for estimated warehouse closing costs.

(4) Other income (expense) includes interest expense, interest income and other income or expense.

(5) Includes provision for merger and restructuring expenses of $120,000 pre-tax ($80,000 or $.36 per share, after tax) related to the merger of The Price Company and Costco Wholesale Corporation in October 1993. If such provision for merger and restructuring expenses were excluded, income from continuing operations for fiscal 1994 would have been $190,898 or $.87 per share.

(6) In the fourth quarter of fiscal 1994, the Company reported its non-club real estate segment as a discontinued operation. All of the assets of the non-club real estate segment, along with certain other assets, were included in the spin-off of Price Enterprises. In connection with the decision to discontinue the non-club real estate operations, the Company recorded primarily non-cash charges of $80,500 pre-tax ($47,500 after tax or $.22 per share) related to a change in calculating estimated losses for assets which are considered to be economically impaired and of $182,500 ($15,250 of which related to expenses of the transaction) for estimated loss on disposal of Price Enterprises. In the second quarter of fiscal 1995, an additional non-cash charge of $83,363 for the loss on disposal of Price Enterprises was recorded to reflect the consummation of the spin-off transaction. The additional charge on the spin-off of Price Enterprises reflected the difference between the $15.25 per share estimated trading price of Price Enterprises Common Stock (used to calculate the estimated loss in the fourth quarter of fiscal 1994) and the average closing sales price of Price Enterprises Common Stock during the 20-trading days commencing on the sixth trading day following the closing of the spin-off on December 20, 1994 (which was approximately $12.16 per share) multiplied by the 27 million shares which were exchanged or sold during the second quarter of fiscal 1995.

(7) The ratio of earnings to fixed charges has been computed by dividing earnings (defined as income from continuing operations before provision for income taxes) plus fixed charges (excluding capitalized interest) by fixed charges. Fixed charges consist of interest, debt amortization expense, the estimated interest component of property rentals and capitalized interest.

(8) If the $120,000 pre-tax provision for merger and restructuring expenses were excluded, the ratio of earnings to fixed charges for fiscal 1994 would have been 4.7.

(9) The difference between the pro forma and actual calculation of the ratio of earnings to fixed charges is less than 10% of the actual ratio of earnings to fixed charges for both fiscal year 1995 and the 12-week period ended November 26, 1995. As such, the pro forma ratio of earnings to fixed charges is not presented for fiscal year 1995 and the 12-week period ended November 26, 1995.

(10) Calculated based on sales from warehouses open at least one year.

(11) Long-term debt includes convertible subordinated debt and other long-term debt, net of current portion.

(12) PriceCostco did not pay any dividends on its common stock during the periods presented.

(13) Adjusted to give effect to the issuance and sale of the Notes and the anticipated application of the estimated net proceeds therefrom as though they occurred on November 26, 1995.

                            DESCRIPTION OF THE NOTES

    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE NOTES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE "DEBT SECURITIES") SUPPLEMENTS AND, TO THE EXTENT INCONSISTENT THEREWITH, REPLACES, INSOFAR AS SUCH DESCRIPTION RELATES TO THE NOTES, THE DESCRIPTION OF THE DEBT SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

    The Notes are to be issued under an Indenture, to be dated as of March , 1996 (the "Indenture"), between the Company and American Bank National Association, as Trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Capitalized terms not otherwise defined herein or in the Indenture shall have the meanings given to them in the Prospectus.

GENERAL

    The Notes will be  senior unsecured obligations of  the Company. The  Senior
Notes due 2001 will be limited to            aggregate principal amount and will
mature  on  March     , 2001.  The  Senior Notes  due  2016 will  be  limited to aggregate principal amount and will mature on March , 2016. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement from the date of issuance of the Notes or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on March and September of each year, commencing on September , 1996, to the persons in whose names the Notes are registered at
the close of business on the preceding             and            , as the  case
may be. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

    The Notes are obligations exclusively of the Company. Because the operations of the Company are currently conducted substantially through subsidiaries, the cash flow of the Company and the consequent ability to service its debt, including the Notes, are dependent upon the earnings of such subsidiaries and the distribution of those earnings to the Company, or upon loans or other payments of funds by such subsidiaries to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due with respect to the Notes or to make funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and certain loans and advances to the Company by such subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such subsidiaries, and are subject to various business considerations.

    The Notes will be effectively subordinated to all liabilities, including trade payables and capitalized lease obligations, of the Company's subsidiaries.
As of                , 1996,  as adjusted to  give effect to  the redemption  of subsidiary indebtedness from the proceeds of this offering, the Company's subsidiaries had approximately $ billion of debt outstanding, including guarantees of indebtedness of the Company. Any right of the Company to receive assets of any such subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any liabilities of such subsidiary senior to that held by the Company.

    Principal of and interest on the Notes are payable, and the Notes may be presented for transfer and exchange, either at the office or agency of the Company maintained for such purposes in New York, New York or St. Paul, Minnesota, provided that payment of interest may, at the option of the Company, be made by check mailed to the registered address of the person entitled thereto. Initially, the office or agency in New York, New York, shall be the office of the Trustee maintained for such purpose. Notes will be issued in registered form without coupons in denominations of $1,000 and any multiple of $1,000. No service charge will be made for any transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

REDEMPTION AT THE OPTION OF THE COMPANY

    The Notes may not be redeemed at the option of the Company at any time prior to maturity.

REDEMPTION AT THE OPTION OF HOLDERS OF SENIOR NOTES DUE 2016

    On March , 2003, or if such date is not a business day, then the next succeeding business day (the "Redemption Date"), each Holder of Senior Notes due 2016 will have the right (the "Redemption Right") to require the Company to redeem all or a part, equal to $1,000 or an integral multiple thereof, of such Holder's Senior Notes due 2016 at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the Redemption Date.

    In order for a Holder of any Senior Notes due 2016 to exercise the Redemption Right, the Company must receive at the office of its paying agent in New York, New York or St. Paul, Minnesota during the period beginning on January
  , 2003 and ending at 5:00 p.m., local time, on February , 2003, or if such date is not a business day, then the next succeeding business day, the Senior Notes due 2016 to be redeemed with the form entitled "Option to Require Redemption on March , 2003" on the reverse of the Senior Notes due 2016 duly completed. Any such notice received by the Company during the aforementioned period shall be irrevocable. Holders whose Senior Notes due 2016 are being redeemed only in part will be issued new Senior Notes due 2016 equal in principal amount to the unredeemed portion of the Senior Notes due 2016 surrendered, which unredeemed portion must be equal to $1,000 in principal amount or an integral multiple thereof. Unless the Company defaults in the payment of principal or accrued interest on the Senior Notes due 2016 to be redeemed on the Redemption Date, interest on such Senior Notes due 2016 will cease to accrue on the Redemption Date. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Senior Notes due 2016 for redemption will be determined by the Company, whose determination will be final and binding.

    On the Redemption Date, the Company will, to the extent lawful, deposit with its paying agent an amount sufficient to redeem all Senior Notes due 2016 or portions thereof being redeemed (together with accrued interest). Failure by the Company to redeem the Senior Notes due 2016 when required as described in the preceding paragraph will result in an Event of Default under the Indenture.

    Holders of Senior Notes due 2001 do not have the right at any time prior to maturity to require the Company to redeem all or any part of the Senior Notes due 2001.

    The Company may not elect to have its obligations, either with respect to payment of the indebtedness, including, without limitation, upon redemption at the option of the Holders, or with respect to the covenants that are described in the Indenture or in the Senior Notes due 2016, discharged or released with respect to the Senior Notes due 2016 prior to the Redemption Date.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), among the Company and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), J.P. Morgan Securities Inc., BA Securities, Inc., CIBC Wood Gundy Securities Corp., and NationsBanc Capital Markets, Inc. (together, the "Underwriters"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters at the public offering price set forth on the cover page of this Prospectus Supplement less the underwriting discounts and commissions, the Notes. The respective principal amounts of the Notes that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                           PRINCIPAL       PRINCIPAL
                                                                           AMOUNT OF       AMOUNT OF
                                                                          SENIOR NOTES    SENIOR NOTES
                             UNDERWRITERS                                   DUE 2001        DUE 2016
-----------------------------------------------------------------------  --------------  --------------
Donaldson, Lufkin & Jenrette Securities Corporation....................  $               $
J.P. Morgan Securities Inc.............................................
BA Securities, Inc.....................................................
CIBC Wood Gundy Securities Corp........................................
NationsBanc Capital Markets, Inc.......................................
                                                                         --------------  --------------
    Total..............................................................  $               $
                                                                         --------------  --------------
                                                                         --------------  --------------

    The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to the approval of certain legal matters by their counsel and to certain other conditions precedent. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and certain persons controlling the Underwriters against certain liabilities and expenses, including under the Securities Act, or will contribute to payments the Underwriters are required to make in respect thereof. The nature of the Underwriters' obligations under the Underwriting Agreement is such that they are committed to purchase all of the Notes if any of the Notes are purchased by them.

    The Underwriters have advised the Company that they propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of . % of the principal amount. The Underwriters may allow, and such dealers may reallow, a concession not in excess of . % of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed by the Underwriters.

    Certain of the Underwriters have performed investment banking services, and affiliates of certain of the Underwriters have performed, and continue to perform, commercial banking services, for the Company for which they received or receive customary compensation. Hamilton E. James, a Managing Director of DLJ, is a director of the Company.

    There is currently no public market for the Notes. The Company has no present plan to list any of the Notes on a national securities exchange or to seek the admission thereof for trading in the National Association of Securities Dealers Automated Quotation System. The Underwriters have advised the Company that they currently intend to make a market in the Notes, but they are not obligated to do so and may discontinue any such market making at any time without notice. Accordingly, there can be no assurance as to the liquidity of, or that an active trading market will develop for, the Notes.

                                 LEGAL MATTERS

    The validity of  the Notes will  be passed  upon for the  Company by  Foster
Pepper  & Shefelman, Seattle, Washington. As  of              , 1996, members of
Foster Pepper & Shefelman owned an  aggregate of        shares of the  Company's
Common Stock. The validity of the Notes will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Foster Pepper &

Shefelman may rely on the opinion of Skadden, Arps, Slate, Meagher & Flom as to matters of New York law. Skadden, Arps, Slate, Meagher & Flom has from time to time represented the Company on unrelated matters.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company for each of the last three fiscal years, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. In those reports, that firm states that with respect to The Price Company for fiscal year 1993, its opinion is based on the report of other independent auditors, namely Ernst & Young LLP. The consolidated financial statements referred to above have been incorporated herein by reference in reliance upon the reports of said firms and upon the authority of those firms as experts in accounting and auditing.

    With respect to the unaudited financial information of the Company for the fiscal quarter ended November 26, 1995, incorporated herein by reference, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, Arthur Andersen LLP is not subject to the liability provisions of
Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of this Prospectus prepared or certified by Arthur Andersen LLP within the meaning of Sections 7 or 11 of the Securities Act.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 21, 1996

PROSPECTUS
MARCH   , 1996

                                  $500,000,000

                               PRICECOSTCO, INC.

                                DEBT SECURITIES

    PriceCostco, Inc. (the "Company" or "PriceCostco") may offer from time to time, in one or more series, debentures, notes or other unsecured obligations (the "Debt Securities") of the Company. The aggregate initial offering price of the Debt Securities offered by the Company hereby will not exceed $500,000,000. The Debt Securities will be offered at prices and on terms to be determined at the time such Securities are offered for sale. The Debt Securities will be unsecured and will rank prior to all subordinated indebtedness of the Company.

    When a particular series of Debt Securities is offered, a prospectus supplement ("Prospectus Supplement") together with this Prospectus will be delivered setting forth the terms of such Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denomination, maturity, rate or rates of any interest, any index to be used for determining the amount of any payment of principal or interest, any interest payment dates, whether the Debt Securities are issuable in the form of one or more Global Securities ("Global Securities"), any redemption provisions, whether the Debt Securities are subject to defeasance, any listing on a securities exchange or quotation on the Nasdaq National Market ("The Nasdaq Stock Market"), the initial public offering price, methods of distribution and any other specific terms in connection with the offering and sale of such Debt Securities.

    The Company may sell Debt Securities to or through underwriters, through dealers or agents, or directly to other purchasers. If any underwriters, dealers or agents are involved in the sale of Debt Securities in respect of which this Prospectus is being delivered, the names of such underwriters, dealers or agents, the amount proposed to be purchased by them, and any compensation to such underwriters, dealers or agents will be set forth in the applicable Prospectus Supplement. The net proceeds to the Company will also be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON  THE
   ACCURACY  OR ADEQUACY OF THIS PROSPECTUS.  ANY          REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended September 3, 1995, and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 26, 1995 filed by the Company with the Commission, are hereby incorporated in this Prospectus by reference.

    All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Debt Securities offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to Richard J. Olin, Vice President, PriceCostco, Inc., 999 Lake Drive, Issaquah, Washington 98027, telephone number (206) 313-8100.

                                  THE COMPANY

    The Company operates, principally through subsidiaries, a chain of cash and carry membership warehouses under the names "Costco Wholesale" and "Price Club". The Company's business is based on the concept that offering members very low prices on a limited selection of nationally branded and selected private label products in a wide range of merchandise categories will produce rapid inventory turnover and high sales volumes. This rapid inventory turnover, when combined with operating efficiencies achieved by volume purchasing, efficient distribution and reduced handling of merchandise in no-frills, self-service warehouse facilities, enables the Company to operate profitably at significantly lower gross margins than traditional wholesalers, discount retailers and supermarkets.

    The Company buys virtually all of its merchandise directly from manufacturers for shipment either directly to the Company's selling warehouses or to a consolidation point where various shipments are combined so as to minimize freight and handling costs. As a result, the Company eliminates many of the costs associated with multiple step distribution channels, which include purchasing from distributors as opposed to manufacturers, use of central receiving, storing and distributing warehouses and storage of merchandise in locations off the sales floor. By providing this more cost effective means of distributing goods, the Company meets the needs of business customers who otherwise would pay a premium for small purchases and for the distribution services of traditional wholesalers, and who cannot otherwise obtain the full range of their product requirements from any single source. In addition, these business members will often combine personal shopping with their business purchases. The Company's merchandise selection is designed to appeal to both the business and consumer requirements of its members by offering a wide range of nationally branded and selected private label products, often in case, carton or multiple-pack quantities, at low prices.

    As of February 18, 1996, the Company operated 250 warehouses in 21 states (193 locations), nine Canadian provinces (52 locations), and the United Kingdom (five locations, through a 60% owned subsidiary). In addition, the Company operated 13 warehouses in Mexico through a joint venture in which the Company has a 50% interest. A Price Club warehouse operated by a licensee opened in October 1994 in Seoul, Korea.

    The Company is incorporated in the State of Delaware. The Company's offices are located at 999 Lake Drive, Issaquah, Washington 98027, telephone (206) 313-8100.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities by the Company are intended to be used for general corporate purposes, which may include working capital, acquisitions, refinancings of indebtedness and payment of securities upon their maturity or redemption.

    The Company expects that it will, from time to time, engage in additional financings in character and amount to be determined as the need arises.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

    The consolidated ratio of earnings to fixed charges has been computed by dividing earnings (defined as income from continuing operations before provision for income taxes) plus fixed charges (excluding capitalized interest) by fixed charges. Fixed charges consist of interest, debt amortization expense, the estimated interest component of property rentals and capitalized interest. The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

                                                                         FISCAL YEARS(1)                            12 WEEKS ENDED
                                                 ----------------------------------------------------------------  -----------------
                                                    1991         1992         1993          1994         1995      NOVEMBER 20, 1994
                                                    -----        -----        -----     ------------     -----     -----------------
Ratio of Earnings to Fixed Charges                      8.0          6.6          5.2          3.3(2)        4.5              4.7


                                                 NOVEMBER 26, 1995
                                                 -----------------
Ratio of Earnings to Fixed Charges                          4.2

------------------------
(1) The Company reports its financial position and results of operations utilizing a 52 or 53 week fiscal year which ends on the Sunday nearest August 31. Fiscal 1995 was a 53-week year; all other fiscal years presented were 52 weeks.

(2) If the $120,000 pre-tax provision for merger and restructuring expenses were excluded, the ratio of earnings to fixed charges for fiscal 1994 would have been 4.7.

                         DESCRIPTION OF DEBT SECURITIES

    The Company may offer under this Prospectus Debt Securities which will represent senior unsecured general obligations of the Company and which in all cases will rank prior to all subordinated indebtedness of the Company and pari passu with all other indebtedness of the Company. The Debt Securities are to be issued under an indenture (the "Indenture") between the Company and American
Bank  National Association, as Trustee ("Trustee"),  dated               , 1996,
substantially in the form filed as an exhibit to the Registration Statement.

    The following summary of certain provisions of the Debt Securities and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities. Provisions of the Indenture referred to herein are incorporated by reference in their entirety.

    The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities of any series to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Debt Securities offered by any Prospectus Supplement, and the extent to which such general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such series of Debt Securities.

GENERAL

    The Debt Securities offered hereby will be limited to an aggregate initial offering price not to exceed $500,000,000. The Indenture does not limit the amount of Debt Securities that may be issued thereunder, and additional Debt Securities may be issued thereunder up to the aggregate principal amount as authorized from time to time by, or pursuant to, a resolution of the Board of Directors of the Company. Each series of Debt Securities will constitute senior unsecured indebtedness of the Company.

    Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities being offered thereby: (i) the title of the Debt Securities of the series; (ii) any limit upon the aggregate principal amount of the Debt Securities of the series; (iii) the date or dates on which the principal of the Debt Securities of the series is payable; (iv) the rate or rates (or manner of calculation thereof) at which the Debt Securities of the series will bear interest, if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record date for the interest payable on any interest payment date; (v) the place or places where the principal of and interest on the Debt Securities of the series will be payable; (vi) any optional or mandatory redemption, prepayment or sinking fund provision; (vii) if in other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (ix) whether any such Debt Securities are to be issuable initially in temporary global form and whether any such Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Debt Security may exchange such interests for Debt Securities of like tenor of any authorized form and denomination and the circumstances under which any such exchange may occur; (x) whether and under what circumstances the Company will pay additional amounts on the Debt Securities of the series held by a person who is not a U.S. person in respect of taxes or similar charges withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; (xi) any index used to determine the amount of payments of principal of and interest on the Debt Securities of the series; (xii) any additions to, modifications of or deletions from the terms of the Debt Securities with respect to Events of Default or covenants set forth in the applicable Indenture; (xiii) any changes to permit the Debt Securities to be issued in bearer form and, if in bearer form, the denominations thereof and the terms and conditions relating thereto; (xiv) whether the Debt Securities are subject to defeasance; (xv) the appointment of a paying agent; and (xvi) any additional provisions or other special terms not inconsistent with the provisions of the Indenture including any terms that may be required by or advisable under federal laws or regulations or advisable in connection with the marketing of Debt Securities of such series.

REGISTRATION, DENOMINATIONS AND TRANSFER

    Debt Securities of any series will be issued as registered Debt Securities, without coupons or in the form of one or more Global Securities, as specified in the terms of the series. Unless otherwise indicated in the Prospectus Supplement, Debt Securities will be issued in denominations of U.S. $1,000 and integral multiples thereof.

    Registration of transfer of registered Debt Securities may be requested upon surrender thereof at an agency of the Company maintained for such purpose ("Registrar") and upon fulfillment of all other requirements of such Registrar.

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal and interest on registered Debt Securities (other than a Global Security) will be made at the office or agency of the Company maintained for such purposes in New York, New York or St. Paul, Minnesota, provided that payment of any interest may, at the option of the Company, be made (i) by check mailed to the address of the payee entitled thereto or (ii) by wire transfer to an account maintained by such payee. The Company initially appoints the Trustee as its agent for such purposes. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on registered Debt Securities will be made to the person in whose name such registered Debt Security is registered at the close of business on the record date for such interest payment.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities, which will be deposited with a Depositary (the "Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary and except in such circumstances as may be described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities that are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of a Global Security and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary of such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities, or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to participants' interests) or its nominee for such Global Security or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of Debt Securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary for a Global Security in registered form, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below or in the Prospectus Supplement, owners of beneficial interests in such Global Securities will not be entitled to have Debt Securities of the series represented by such Global Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

    Principal of and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

    If a Depositary for Debt Securities notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities in definitive registered form in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities in registered form represented by one or more Global Securities and, in such event, will issue Debt Securities in definitive registered form in exchange for all Global Securities representing such Debt Securities. Further, if an Event of Default, or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, under the Indenture occurs and is continuing with respect to the Debt Securities of a series, or if the Company so specifies with respect to the Debt Securities of a series, the Depositary may exchange a Global Security representing Debt Securities of such series for Debt Securities of such series in definitive registered form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

ABSENCE OF RESTRICTIVE COVENANTS

    The Company is not restricted by the Indenture from paying dividends or from incurring additional indebtedness or, except as described below, from creating liens on its assets. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity.

CERTAIN DEFINITIONS

    "Attributable Debt" with respect to any sale leaseback transaction that is subject to the restrictions described under "Certain Covenants -- Limitation on Sale and Leaseback Transactions" below means the lesser of (i) the total net amount of rent required to be paid during the remaining base term of the related lease or until the earliest date on which the lessee may terminate such lease upon payment of a penalty or a lump-sum termination payment (in which case the total net rent shall include such penalty or termination payment), discounted at the interest rate borne by the Debt Securities, computed semi-annually, or (ii) the sale price of the property so leased multiplied by a fraction the numerator of which is the remaining base term of the related lease (expressed in months) and the denominator of which is the base term of such lease (expressed in months).

    "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves) after deducting therefrom (i) all current liabilities and (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other intangible assets, all as set forth on the most recent consolidated balance sheet of the Company and its consolidated Subsidiaries and computed in accordance with generally accepted accounting principles.

    "Principal Property" means any right, title or interest (including leasehold interests under capital leases) of the Company or any Subsidiary in, to or under real property or improvements to real property, which right, title or interest has a book value equal to or greater than 0.5% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries.

    "Restricted Subsidiary" means any Subsidiary that owns or is lessee of one or more Principal Properties.

    "Secured Debt" means indebtedness for money borrowed which is secured by a Lien on property of the Company or any Restricted Subsidiary, excluding certain guarantees arising in the ordinary course of business.

CERTAIN COVENANTS

  LIMITATION ON LIENS

    The Indenture provides that, except as described below under "Exempted Indebtedness," the Company will not, nor will it permit any Restricted Subsidiary to, create, assume or suffer to exist any mortgage, security interest, pledge or lien ("Lien") of or upon any Principal Property or any shares of capital stock or evidences of indebtedness for borrowed money issued by any Restricted Subsidiary and owned by the Company or any Restricted Subsidiary, unless the Debt Securities are directly secured equally and ratably by (or, at the option of the Company, prior to) such Lien with any and all other indebtedness or obligations thereby secured, so long as such indebtedness or obligations shall be so secured. This restriction does not apply to: (i) Liens that exist on the date of the Indenture; (ii) Liens on property or shares of capital stock or evidences of indebtedness of any corporation existing at the time such corporation becomes a Subsidiary; (iii) Liens in favor of the Company or any Subsidiary; (iv) Liens in favor of governmental bodies to secure progress, advance or other payments pursuant to contract or law or indebtedness incurred to finance all or part of construction of, or improvements to, property subject to such Liens; (v) Liens (a) on property, shares of capital stock or evidences of indebtedness for borrowed money existing at the time of acquisition thereof (including acquisition through merger or consolidation), and construction and improvement Liens that are entered into within one year from the date of such construction or improvement, provided that in the case of construction or improvement the Lien does not apply to any property theretofore owned by the Company or any Restricted Subsidiary except substantially unimproved real property on which the property so constructed or the improvement is located and (b) for the acquisition of any Principal Property which Liens are created within 180 days after the completion of such acquisition to secure or provide for the payment of the purchase price of the Principal Property acquired, provided that any such Liens do not extend to any other property of the Company or any of its Restricted Subsidiaries (whether or not such property is then owned or thereafter acquired); (vi) mechanics', landlords' and similar Liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith; (vii) Liens for taxes, assessments, or governmental charges or levies that are not delinquent or are being contested in good faith; (viii) Liens arising from any legal proceedings that are being contested in good faith; (ix) any Liens that (a) are incidental to the ordinary conduct of its business or the ownership of its properties and assets, including Liens incurred in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts, (b) were not incurred in connection with the borrowing of money or the obtaining of advances or credit, and (c) do not in the aggregate materially detract from the value of the property of the Company or any Restricted Subsidiary or materially impair the use thereof in the operation of its business; (x) Liens securing industrial development, road, traffic improvement, sewer, utility, or pollution control bonds; and (xi) Liens for the sole purpose of extending, renewing or replacing in whole or in part any of the foregoing.

  LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Indenture provides that, except as described below under "Exempted Indebtedness," the Company will not, nor will it permit any Restricted Subsidiary to, enter into any sale and leaseback transactions (except for transactions involving temporary leases for a term of three years or less) of any Principal Property unless either: (i) the Company or such Restricted Subsidiary would be entitled, pursuant to the covenant described under "Limitations on Liens" above, to incur a Lien on the Principal Property to be leased without equally and ratably securing the Debt Securities or (ii) the proceeds of such sale are at least equal to the fair value of the Principal Property sold and the Company will apply an amount equal to the net proceeds of such sale to (a) the retirement of Secured Debt of the Company or a Restricted Subsidiary or (b) the acquisition, construction or improvement of a Principal Property, in the case of either clause (a) or (b), within 180 days of the effective date of any such sale and leaseback transaction.

  EXEMPTED INDEBTEDNESS

    The Indenture provides that, notwithstanding the limitations on Liens and sale and leaseback transactions described above, the Company or any Restricted Subsidiary may create, assume or suffer to exist Liens or enter into sale and leaseback transactions not otherwise permitted by the Indenture provided that at the time of such event, and after giving effect thereto, the sum of outstanding indebtedness for borrowed money incurred after the date of the Indenture and secured by such Liens plus the Attributable Debt in respect of such sale and leaseback transactions entered into after the date of the Indenture does not exceed 15% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries.

  LIMITATION ON MERGERS AND CONSOLIDATIONS

    The Indenture provides that the Company will not merge, consolidate or convey, transfer or lease its properties and assets substantially as an entirety and the Company will not permit any Person to be consolidated with or merge into the Company unless, among other things: (i) the successor Person is the Company or other corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia that expressly assumes the Company's obligations on the Debt Securities and under the Indenture, (ii) immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default shall exist or shall occur and (iii) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, any Principal Property of the Company would become subject to a Lien that would not be permitted by the Indenture, the Company or such successor Person takes such steps as are necessary effectively to directly secure the Debt Securities equally and ratably with (or, at the option of the Company, prior to) all indebtedness secured thereby.

MODIFICATION AND WAIVER

    Modification and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected thereby;
provided, however, that no such modification or amendment may, among other things, without the consent of the Holder of each Outstanding Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or any installment of interest on, any Outstanding Debt Security; (b) reduce the principal amount of, or interest on, any Outstanding Debt Security; (c) change the place or currency of payment of principal or interest on any Outstanding Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Outstanding Debt Security; (e) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (f) alter or impair the right of any Holder to convert the Debt Securities of any series that provides for conversion; or (g) change the redemption provisions of the Indenture or a series of Debt Securities in a manner adverse to the Holders.

    The Company may obtain a waiver of compliance with certain restrictive covenants with respect to the Debt Securities of a series if the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected thereby. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all Debt Securities of that series waive any past default under the Indenture with respect to that series of Debt Securities, except a default in the payment of the principal of, or any interest on, any Debt Security of that series or in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected.

EVENTS OF DEFAULT

    The Indenture provides that the following constitute Events of Default: (i) default for 30 days in the payment of any interest when due; (ii) default in the payment of principal when due; (iii) default in the performance of any other covenant in the Indenture for 60 days after written notice; (iv) a failure to pay when due, or a default resulting in the acceleration of maturity, of any other indebtedness for borrowed money of the Company or any Subsidiary provided the principal amount of any such indebtedness together with the principal amount of any other such indebtedness that is presently in payment default or the maturity of which has been so accelerated, aggregates $10 million or more, without such acceleration having been rescinded, stayed or annulled, or such indebtedness having been discharged or, in the case of indebtedness contested in good faith by the Company, a bond, letter of credit, escrow deposit or other cash equivalent in an amount sufficient to discharge such indebtedness having been set aside, within 60 days after written notice of default is given to the Company; and (v) certain events of bankruptcy, insolvency or reorganization. The Company is required to furnish the Trustee annually with a statement as to the fulfillment by the Company of its obligations under the Indenture. The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal or interest on the Debt Securities) if it considers it in the interest of the Holders to do so.

    If an Event of Default with respect to Outstanding Debt Securities of any series occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25 percent in principal amount of the Outstanding Debt Securities of that series may declare the principal amount to be due and payable immediately, by notice in writing to the Company (and to the Trustee if given by the Holders), and upon any such declaration such principal will become immediately due and payable. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may, subject to certain conditions, rescind and annul such acceleration and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the security or indemnification of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or powers conferred on the Trustee with respect to the Debt Securities of that series.

    No Holder of any Debt Security of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25 percent in principal amount of the Outstanding Debt Securities of that series have made written request, and offered reasonable security or indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, and the Trustee has failed to institute such proceeding within 60 days. However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute a proceeding for the enforcement of any such payment.

SATISFACTION, DISCHARGE, AND DEFEASANCE PRIOR TO MATURITY OR REDEMPTION

    Under the Indenture, the Company may, at its option, elect to have its obligations discharged with respect to the outstanding Debt Securities of any defeasible series ("Defeasance"). Defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented, and the Indenture will cease to be of further effect as to all outstanding Debt Securities of such series except as to (i) rights of holders to receive payments in respect of the principal of and interest on the Debt Securities of such series when such payments are due from the trust assets described below; (ii) the Company's obligations with respect to the Debt Securities of such series concerning issuing temporary Debt Securities, registration of Debt Securities, mutilated, destroyed, lost or stolen Debt Securities, and the maintenance of an office or agency for payment of the Debt Securities; (iii) the rights, powers, trusts, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (iv) the Defeasance provisions of the Indenture. The Company may cause Defeasance to occur at any time. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to the covenants that are described in the Indenture with respect to the outstanding Debt Securities of any defeasible series ("Covenant Defeasance") and thereafter any omission to comply with such obligations will not constitute an Event of Default with respect to the Debt Securities of such series. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Debt Securities of such series.

    In order to exercise either Defeasance or Covenant Defeasance with respect to any defeasible series, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Debt Securities of such series, at or before maturity or redemption of the Debt Securities of such series, money and/or Government Obligations in such amounts and maturing at such times such that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay when due the principal of (and premium, if any) and each installment of principal of (and premium, if any) and interest on such series of Debt Securities at the stated maturity of such principal or installment of principal or interest, as the case may be, and the Holders of Debt Securities must have a valid, perfected, exclusive security interest in such trust; (ii) no Event of Default or event that, with notice or lapse of time, would become an Event of Default at the date of the deposit will have occurred and be continuing to exist, or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (iii) such Defeasance or Covenant Defeasance must not cause any Debt Securities of such series then listed on any nationally recognized securities exchange to be delisted; (iv) such Defeasance or Covenant Defeasance must not result in a breach of, or constitute a default under, any instrument by which the Company or any of its Subsidiaries is bound;
(v) such Defeasance or Covenant Defeasance must not cause the Trustee for the Securities of such series to have conflicting interest for purposes of the Trust Indenture Act with respect to any securities of the Company; (vi) such Defeasance or Covenant Defeasance must not cause the trust to be an investment company as defined under the Investment Company Act of 1940; (vii) the Company must have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Debt Securities over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (viii) the Company must have delivered to the Trustee an Officers' Certificate to the effect that all conditions precedent, if any, provided for in the Indenture relating to Defeasance or Covenant Defeasance have been complied with. In addition, the Company will be required to deliver to the Trustee an Opinion of Counsel (i) in connection with a proposed Defeasance, stating that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of the Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such Defeasance and will be subject to Federal income tax in the same amounts and in the same manner and at the same times as would have been the case if such Defeasance had not occurred and (ii) in connection with a proposed Covenant Defeasance, to the effect that Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax in the same amounts and in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred.

                              PLAN OF DISTRIBUTION

GENERAL

    The Company may sell  the Securities being offered  hereby: (i) directly  to
purchasers,   (ii)  through   agents,  (iii)   through  dealers,   (iv)  through
underwriters, or (v) through a combination of any such methods of sale.

    The distribution of the Securities may be effected from time to time in one or more transactions either (i) at a fixed price or prices, which may be changed, (ii) at market prices prevailing at the time of sale, (iii) at prices related to such prevailing market prices, or (iv) at negotiated prices.

    Offers to purchase Securities may be solicited directly by the Company or by agents designated by the Company from time to time. Any such agent, which may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in the Prospectus Supplement relating to the offering of such Securities. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to the dealer, as principal. The dealer, which may be deemed to be an underwriter as that term is defined in the Securities Act, may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

    If an underwriter or underwriters are utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the applicable Prospectus Supplement, which will be used by the underwriters to make resales of the Securities in respect of which this Prospectus is delivered to the public. The obligations of underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities of a series if any are purchased.

    Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with the Company, to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that they may be required to make in respect thereof. Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

DELAYED DELIVERY ARRANGEMENTS

    If so indicated in a Prospectus Supplement, the Company will authorize underwriters, dealers or other persons acting as agents of the Company to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (b) if the Securities are also being sold to such underwriters, the Company must have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by such delayed delivery and payment arrangements. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

    The consolidated financial statements and schedules of the Company for each of the last three fiscal years, incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. In those reports, that firm states that with respect to The Price Company for fiscal year 1993, its opinion is based on the report of other independent auditors, namely Ernst & Young LLP. The consolidated financial statements referred to above have been incorporated herein by reference in reliance upon the reports of said firms and upon the authority of those firms as experts in accounting and auditing.

    With respect to the unaudited financial information of the Company for the fiscal quarter ended November 26, 1995, incorporated herein by reference, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, Arthur Andersen LLP is not subject to the liability provisions of
Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of this Prospectus prepared or certified by Arthur Andersen LLP within the meaning of Sections 7 or 11 of the Securities Act.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                    PAGE
Recent Developments............................         S-2
Use of Proceeds................................         S-2
Capitalization.................................         S-3
Selected Financial and Operating Data..........         S-4
Description of the Notes.......................         S-6
Underwriting...................................         S-8
Legal Matters..................................         S-8
Experts........................................         S-9

                         PROSPECTUS

Available Information..........................           2
Incorporation of Documents by Reference........           2
The Company....................................           2
Use of Proceeds................................           3
Consolidated Ratio of Earnings to Fixed
 Charges.......................................           3
Description of Debt Securities.................           3
Plan of Distribution...........................          11
Experts........................................          12

                               PRICECOSTCO, INC.

                                   % SENIOR NOTES
                               DUE MARCH   , 2001

                                   % SENIOR NOTES
                               DUE MARCH   , 2016

                                 --------------

                             PROSPECTUS SUPPLEMENT
                                           , 1996

                              -------------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                          J.P. MORGAN SECURITIES INC.

                              BA SECURITIES, INC.

                        CIBC WOOD GUNDY SECURITIES CORP.

                       NATIONSBANC CAPITAL MARKETS, INC.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses (not including underwriting commissions and fees) of issuance and distribution of the securities are estimated to be:

Securities and Exchange Commission Registration Fee......................  $ 172,414
Accounting Fees and Expenses.............................................  $  10,000
Attorneys' Fees and Expenses.............................................  $  25,000
Trustee's Fees and Expenses..............................................  $   7,500
Rating Agencies..........................................................  $ 135,000
Printing Expenses........................................................  $  50,000
Blue Sky Filing Fees and Expenses (including attorneys' fees)............  $  10,000
Miscellaneous Expenses...................................................  $  15,086
                                                                           ---------
    Total:...............................................................  $ 425,000
                                                                           ---------
                                                                           ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") and the Amended and Restated Bylaws of the Company (the "Bylaws") provide for indemnification of present and former directors and officers of the Company, The Price Company ("Price") and Costco Wholesale Corporation ("Costco") and persons serving as directors, officers, employees or agents of another corporation or entity at the request of the Company, Price or Costco (each, an "Indemnified Party"), each to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Section 145 of the DGCL allows indemnification of specified persons by Delaware corporations, and describes requirements and limitations on such powers of indemnification. The Company has included in the Certificate of Incorporation and the Bylaws provisions which require the Company to indemnify an Indemnified Party if the standard of conduct and other requirements set forth therein and by the DGCL are met.

    Indemnified Parties are specifically indemnified in the Certificate of Incorporation and the Bylaws (the "Indemnification Provisions") from expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding (i) by reason of the fact that he or she is or was a director or officer of the Company, Price or Costco or served as a director, officer, employee or agent at the request of the Company, Price or Costco or (ii) by or in right of the Company, Price or Costco, provided that indemnification is permitted only with judicial approval if the Indemnified Party is adjudged to be liable to the Company. Such Indemnified Party must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the subject corporation and, with respect to any criminal action or proceeding, must have had no reasonable cause to believe his or her conduct was unlawful. Any indemnification must be authorized based on a determination that the indemnification is proper as the applicable standard of conduct has been met by the Indemnified Party. Such determination will be made by a majority vote of a quorum of the Board consisting of directors not a party to the suit, action or proceeding, by a written opinion of independent legal counsel or by the stockholders. In the event that a determination is made that a director or officer is not entitled to indemnification under the Indemnification Provisions, the Indemnification Provisions provide that the Indemnified Party may seek a judicial determination of his or her rights to indemnification. The Indemnification Provisions further provide that the Indemnified Party is entitled to indemnification for and advancement of, all expenses (including attorneys' fees) incurred in any proceeding seeking to collect from the Company an indemnity claim or advancement of expenses under the Indemnification Provision whether or not such Indemnified Party is successful.

    The Company will pay expenses incurred by a director or officer of the Company, or a former director or officer of Price or Costco, in advance of the final disposition of an action, suit or proceeding, if he or she undertakes to repay amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by the Company. The Indemnification Provision is expressly not exclusive of any other rights of indemnification or advancement of expenses pursuant to the Bylaws or any agreement, vote of the stockholders or disinterested directors or pursuant to judicial direction.

    The Company is authorized to purchase insurance on behalf of an Indemnified Party for liabilities incurred, whether or not the Company would have the power or obligation to indemnify him or her pursuant to the Certificate of Incorporation or the DGCL. The Company has obtained such insurance.

    The Company has entered into indemnification agreements with all of its directors providing for the foregoing.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     1.1*  Underwriting Agreement.
      4.1  Form of Senior Note due 2001.
      4.2  Form of Senior Note due 2016.
      4.3  Form of Indenture, dated as of March ___, 1996, between Price/Costco, Inc. and
           American Bank National Association, as Trustee.
      5.1  Opinion of Foster Pepper & Shefelman.
     12.1  Statement re computation of ratios.
     15.1  Letter of Arthur Andersen LLP regarding unaudited interim financial information
           (included in its consent filed as Exhibit 23.1).
     23.1  Consent of Arthur Andersen LLP.
     23.2  Consent of Foster Pepper & Shefelman (included in its opinion filed as Exhibit 5.1).
     23.3  Consent of Ernst & Young LLP.
     24.1  Power of Attorney (included on the signature page of this Registration Statement).
     25.1  Statement of Eligibility and Qualification of Trustee on Form T-1 under the Trust
           Indenture Act of 1939.

*To be filed by incorporation by reference to the Company's Current Report on Form 8-K to be filed subsequent to the effectiveness of this Registration Statement.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

    Provided,  however, that  the undertakings set  forth in  paragraphs (i) and
    (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Issaquah, State of Washington, on the 21st day of February, 1996

                                          PRICE/COSTCO, INC.

                                          By:        /s/  JAMES D. SINEGAL

                                             -----------------------------------
                                               Its: PRESIDENT, CHIEF EXECUTIVE
                                                         OFFICER
                                                        AND DIRECTOR

                               POWER OF ATTORNEY

    Each person whose individual signature appears below hereby authorizes Jeffrey H. Brotman, James D. Sinegal, Richard A. Galanti or Richard J. Olin, or any of them, as attorneys-in-fact with full power of substitution, to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
Registration Statement has been signed below by the following persons in the capacities indicated on February 21, 1996.

               /s/  JEFFREY H. BROTMAN
-------------------------------------------   Chairman of the Board of Directors
             Jeffrey H. Brotman

                 /s/  JAMES D. SINEGAL
-------------------------------------------   President, Chief Executive Officer
              James D. Sinegal                 and Director

               /s/  RICHARD A. GALANTI        Executive Vice President, Chief Financial
-------------------------------------------    Officer and Director (Principal Financial
             Richard A. Galanti                Officer)

             /s/  RICHARD D. DICERCHIO
-------------------------------------------   Executive Vice President and Director
            Richard D. DiCerchio

                  /s/  DANIEL BERNARD
-------------------------------------------   Director
               Daniel Bernard

                /s/  HAMILTON E. JAMES
-------------------------------------------   Director
             Hamilton E. James

              /s/  RICHARD M. LIBENSON
-------------------------------------------   Director
            Richard M. Libenson

               /s/  JOHN W. MEISENBACH
-------------------------------------------   Director
             John W. Meisenbach

          /s/  FREDRICK O. PAULSELL, JR.
-------------------------------------------   Director
         Fredrick O. Paulsell, Jr.

              /s/  JILL S. RUCKELSHAUS
-------------------------------------------   Director
            Jill S. Ruckelshaus

               /s/  DAVID S. PETTERSON
-------------------------------------------   Senior Vice President and Corporate
             David S. Petterson                Controller (Principal Accounting Officer)

                               INDEX TO EXHIBITS

 EXHIBIT                                              DESCRIPTION                                               PAGE
---------  -------------------------------------------------------------------------------------------------  ---------
      4.1  Form of Senior Note due 2001.....................................................................

      4.2  Form of Senior Note due 2016.....................................................................

      4.3  Form of Indenture, dated as of March   , 1996, between Price/Costco, Inc. and American Bank
            National Association, as Trustee................................................................

      5.1  Opinion of Foster Pepper & Shefelman.............................................................

     12.1  Statement re computation of ratios...............................................................

     15.1  Letter of Arthur Andersen LLP regarding unaudited interim financial information (included in its consent filed as Exhibit 23.1)..................................................................

     23.1  Consent of Arthur Andersen LLP...................................................................

     23.2  Consent of Foster Pepper & Shefelman (included in its opinion filed as Exhibit 5.1)

     23.3  Consent of Ernst & Young LLP.....................................................................

     24.1  Power of Attorney (included on the signature page of this Registration Statement)

     25.1  Statement of Eligibility and Qualification of Trustee on Form T-1 under the Trust Indenture Act of 1939.........................................................................................